1801 California St., Suite 5200 Denver, Colorado 80202 (720) 482-1574

October 16, 2020

VIA EDGAR CORRESPONDENCE

Mr. Alberto Zapata

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds

(File Nos. 033-02659; 811-04556)

PRE14A (Accession Number: 0001193125-20-253134)

Transamerica Series Trust

(File Nos. 033-00507; 811-04419)

PRE14A (Accession Number: 0001193125-20-253136)

Dear Mr. Zapata:

On behalf of Transamerica Funds and Transamerica Series Trust (each, a “Registrant” and together, the “Registrants”), we are filing this letter to respond in writing to the Staff’s comments on the preliminary filings of the Notice of Meeting, Joint Proxy Statement, and Proxy Card (collectively, the “Joint Proxy Statement”) with the Securities and Exchange Commission (the “Commission”) on September 24, 2020, relating to a proposed new sub-adviser for Transamerica Dividend Focused, a series of Transamerica Funds, and Transamerica Barrow Hanley Dividend Focused VP, a series of Transamerica Series Trust (each, a “Fund” and together, the “Funds”). The Staff’s comments were conveyed to the Registrant via telephone on October 5, 2020. The Staff noted that all comments given apply individually to each Fund, as applicable.

Below are the Staff’s comments on the Joint Proxy Statement and the Registrants’ responses thereto.

1.	Comment: Following the transaction, please update the name change of the Funds on the Edgar database.

Response: The Registrants confirm that they will update the EDGAR database to reflect the new names of the Funds.

2.	Comment: On the Proxy Card, please conform the labeling of the Proposals with the Proxy Statement. For example, “Proposal 1” should be used in each instance.

Response: The Registrants have made changes to the Proxy Card consistent with the Staff’s comment.

3.

Comment: In the “Questions and Answers” section, please consider including additional detail of the other changes that would occur in connection with the proposed change in sub-adviser and disclosing that these changes do not require a vote from shareholders in a separate question and responsive answer. The Staff suggests including similar to that found in the 9th paragraph of the “Transamerica Funds Proposal I – Approval of a New Investment Sub-Advisory Agreement – Transamerica Dividend Focused” section and the 10th paragraph of the “Transamerica Series Trust Proposal I – Approval of a New Investment Sub-Advisory Agreement – Transamerica Barrow Hanley Dividend Focused VP” section of the Proxy Statement.

Response: The Registrant has made changes to the “Questions and Answers” section consistent with the Staff’s comment.

4.

Comment: The Staff requests clarification related to the following sentence as to what actions the Board may recommend if shareholders of one Fund approve the proposal and shareholders of the other Fund do not:

“The implementation of a proposal is not contingent upon the approval of the other proposal.”

Response: The Registrants note that the following statement is disclosed at the end of the “Board Considerations” section of each Proposal:

“In the event that shareholders do not approve the Proposal, the Board will determine the appropriate course of action with respect to the management of the Fund.”

The Registrants note supplementally that they cannot address at this time what the applicable Board may recommend as a course of action should the relevant Proposal not be approved by shareholders, but such actions could potentially include, among other options, continuing to retain the Fund’s current sub-adviser or engaging a third party sub-adviser that does not require Fund shareholder approval under the terms of Transamerica Asset Management Inc.’s manager of managers exemptive relief.

5.

Comment: Please characterize the degree of repositioning of each Fund’s existing portfolio. For example, please indicate if there will be purchases and sales related to the adoption of the new sub-advisory agreement and other changes in investment practices that correspond to new strategies.

Response: The Registrants have made changes to address the degree of repositioning of each Fund’s existing portfolio in response to the Staff’s comment.

6.	Comment: Please check for spacing issues in the “Questions and Answers” section.

Response: The Registrants confirm that the appearance of spacing issues is related to the Edgar format only.

7.	Comment: Please explain what is meant by “having positive sustainability credentials” in plain English.

Response: The Registrants have made certain clarifying revisions to the noted disclosure in response to the Staff’s comment.

8.

Comment: Under the sub-section entitled “Sub-Advisory Fees” in the “General Comparison of Sub-Advisory Agreements” section, please provide a brief description of any changes to the management fee, and state that further information is provided in the “Management Fees” section below.

Response: The Registrants have made revisions consistent with the Staff’s comment.

9.	Comment: In the table shown in the “Sub-Advisory Fees” sections of each Proposal, please revise the percentage difference to be shown as a negative number.

Response: The Registrants have made revisions consistent with the Staff’s comment.

10.

Comment: The Staff notes that in the tables shown in the “Sub-Advisory Fees” section for each Registrant the “Percentage Difference” number does not match. Please confirm that this is accurate and/or supplementally explain the reason for the difference.

Response: The Registrants confirm that the “Percentage Difference” numbers are accurate. These numbers are calculated based on each Fund’s assets under management and the Funds have different fiscal year ends.

11.

Comment: Referring to the “Evaluation by the Board” section, the Staff requests clarification as what actions the Board may recommend if shareholders of one Fund approve the proposal and shareholders of the other Fund do not.

Response: Please see our response to Comment 4 above.

12.

Comment: In the “Additional Information - Proxy Solicitation” section, please disclose the material terms of the contract with the proxy service provider. For example, discuss the specific services provided under the contract resulting in the estimated solicitation costs.

Response: The Registrants have made changes consistent with the Staff’s comment.

Please direct any comments or questions concerning this filing to the undersigned at 727-299-1844.

Very truly yours,

Transamerica Asset Management, Inc.

/s/ Timothy J. Bresnahan
Timothy J. Bresnahan
Senior Counsel

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